UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras makes its first purchase of carbon credits

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Rio de Janeiro, September 05, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has acquired 175,000 carbon credits, marking its entry into the voluntary carbon credit market. Each credit represents 1 ton of CO2 equivalent avoided, totaling 175,000 tons of greenhouse gases (GHG) not emitted. These credits correspond to the preservation of an area of 570 hectares of the Amazon rainforest, equivalent to around 800 soccer pitches like the Maracanã.

The credits were acquired from the Envira Amazônia Project - based in the city of Feijó, in Acre - which is dedicated to preserving the Amazon rainforest and developing actions to benefit the region's communities. Petrobras' Strategic Plan 2023-27 foresees other operations in the carbon market, with total investments of up to US$ 120 million in carbon credits by 2027.

With the purchase of carbon credits, Petrobras' aim is to complement its decarbonization strategy, which includes several fronts, such as reducing emissions in operations, renewable energy projects, biorefining and carbon capture and storage (CCS).

Petrobras' priority will be to acquire high-quality nature-based credits, known as Nature Based Solutions, generated in Brazil, which contribute to the conservation and recovery of Brazilian biomes. These solutions stand out for their contribution to the recovery or preservation of natural ecosystems and for their environmental co-benefits, such as the preservation of biodiversity and water resources, and for the positive impact they can have on local communities.

The carbon credits purchased by Petrobras are of high integrity and with socio-economic benefits, certified under a strict global protocol, guaranteeing transparency, reliability and traceability in the disclosure of the origin and use of the credits.

The certification of the credits follows Verra's Verified Carbon Standard (VCS), which is the largest certifier of the voluntary carbon market in the world. This company is responsible for validating the amount of carbon fixed or avoided and periodically monitoring the progress of the project, as well as registering the carbon credits issued on its electronic platform so that they can be tracked.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer